May 12, 2023

VIA EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Bayview Acquisition Corp
Draft Registration Statement on Form S-1
Submitted March 23, 2023
CIK No. 0001969475

Ladies and Gentlemen:

This letter sets forth the responses of Bayview Acquisition Corp (the “Company”) to comments received in a letter from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission, dated April 18, 2023, (the “Comment Letter”) with respect to the above referenced Draft Registration Statement on Form S-1 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is confidentially submitting, via EDGAR, an Amendment No. 1 to Draft Registration Statement on Form S-1 (“Amendment No. 1”), incorporating the Company’s responses to the Staff’s Comment Letter.

For the convenience of the Staff, the Company has included the text of the Staff’s comments in the Comment Letter in bolded text and the Company’s responses thereto.

Draft Registration Statement on Form S-1 submitted March 23, 2023

Cover Page

1.	We note your disclosure that “some of your executive officers are located in or have significant ties” to China. It appears that a majority of your executive officers and directors have significant ties to China. Provide prominent disclosure about the legal and operational risks associated with a majority of your directors and officers having significant ties to China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Please disclose the location of each of your sponsors. In addition, please disclose whether and how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the cover page and pages 3, 11, 15, 93, 95, and 113 of Amendment No. 1 to address the Staff’s comment.

2.	Please clarify that the public shareholders will not have the opportunity to vote if the board extends the period of time to consummate the business combination for up to 18 months.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the cover page and page 26 of Amendment No. 1 to address the Staff’s comment.

3.	Please clarify your disclosure regarding the underwriter’s option to purchase 10% of the public units, as it appears that the underwriter will not be purchasing the units in the initial public offering. Also add appropriate risk factor disclosure regarding potential dilution to existing security holders and conflicts of interests relating to the option to purchase and the right of first refusal to act as financial advisor and sole provider of any arrangement or facility enabling the company to raise capital in connection with the business combination.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the cover page and pages 52 and 60 of Amendment No. 1 to address the Staff’s comment.

Summary, page 1

4.	Please update your disclosure here and throughout your prospectus to discuss the China Securities Regulatory Commission (“CSRC”) announcement of the implementation of the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies which took effect on March 31, 2023.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised pages 12 and 86 of Amendment No. 1 to address the Staff’s comment.

Risk Factors, page 36

5.	Please include a risk factor that describes the potential material effect on your shareholders of the stock buyback excise tax enacted as part of the Inflation Reduction Act in August 2022. If applicable, include in your disclosure that the excise tax could reduce the trust account funds available to pay redemptions or that are available to the combined company following a de-SPAC. Describe the risks of the excise tax applying to redemptions in connection with:

●	liquidations that are not implemented to fall within the meaning of “complete liquidation” in Section 331 of the Internal Revenue Code;
●	extensions, depending on the timing of the extension relative to the when the SPAC completes a de-SPAC or liquidates; and
●	de-SPACs, depending on the structure of the de-SPAC transaction.

Also describe, if applicable, the risk that if existing SPAC investors elect to redeem their shares such that their redemptions would subject the SPAC to the stock buyback excise tax, the remaining shareholders that did not elect to redeem may economically bear the impact of the excise tax.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised pages 59 and 60 of Amendment No. 1 to address the Staff’s comment.

Proposed Business

Permitted Purchases of our Securities, page 109

6.	We note your disclosure on page 118 stating that, in the event your sponsor, directors, executive officers, advisors or their affiliates were to purchase shares or warrants from public shareholders, such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act, including adding a representation in any registration statement/proxy statement filed for the business combination transaction stating that any of your securities purchased by your sponsor, initial shareholders, directors, officers, advisors or any of their affiliates would not be voted in favor of approving the business combination transaction. We also note your disclosure on page 145 stating that “[i]f [you] seek shareholder approval in connection with [y]our business combination, [y]our initial shareholders have agreed to vote their founder shares and private shares as well as any public shares purchased during or after this offering in favor of our initial business combination.” Please reconcile this inconsistency or advise. Refer to Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 for guidance.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised pages 21, 26, 28, 38, 122, 124, 142, 149, and 150 of Amendment No. 1 to address the Staff’s comment.

Principal Shareholders, page 139

7.	Please revise your beneficial ownership table to disclose the natural person with dispositive and/or voting power for each of Peace Investment Holdings Limited and Bayview Holding LP.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised page 143 of Amendment No. 1 to address the Staff’s comment.

Description of Securities

Private Warrants, page 151

8.	It appears you plan to account for the public and private warrants as equity. However, we note your disclosure that the private warrants included in the private units have terms and provisions that are identical to those of the public warrants being sold as part of the public units, except that the private warrants will be non-redeemable and may be exercised on a cashless basis so long as they continue to be held by the sponsors or their permitted transferees. Please provide us with your analysis under ASC 815-40 to support your equity accounting treatment for the private warrants. Your response should address, but not be limited to, an explanation of how you determined equity treatment of the private warrants is appropriate despite the fact that the terms of the warrants appear to depend on the holder. In that regard, we note your disclosure that “[i]f the private warrants included in the private units are held by holders other than our sponsors or their permitted transferees, the private warrants will be redeemable by us and exercisable by the holders on the same basis as the warrants included in the units sold in this offering.”

Response: The Registration Statement and Form of Warrant Agreement have been amended in order to make the features of the private warrants identical to the public warrants (collectively, the “warrants”) in all respects. Accordingly, there are no terms or provisions in the warrant agreement that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant. In addition to the above, please see below our analysis under ASC 815-40.

Background

Each whole warrant entitles the registered holder to purchase one ordinary share of the Company at a price of $11.50 per share on the later of 30 days after the completion of an initial business combination or 12 months from the closing of this offering. Pursuant to the warrant agreement, a warrant holder may exercise its warrants only for a whole number of ordinary shares. This means that only a whole warrant may be exercised at any given time by a warrant holder. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. The warrants will expire five years after the completion of an initial business combination, or earlier upon redemption or liquidation.

The Company has agreed that as soon as practicable, but in no event later than 30 Business Days after the closing of an initial business combination, the Company will use its best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the ordinary shares issuable upon exercise of the warrants. The Company will use its best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the warrant agreement. Notwithstanding the above, if any such registration statement has not been declared effective by the 60th day following the closing of the business combination, holders of the warrants shall have the right, during the period beginning on the 61st day after the closing of the business combination and ending upon such registration statement being declared effective by the Securities and Exchange Commission, and during any other period when the Company shall fail to have maintained an effective registration statement covering the ordinary shares issuable upon exercise of the warrants, to exercise such warrants on a “cashless basis” as determined in accordance with the terms of the warrant agreement.

Once the warrants become exercisable, the Company may call the warrants for redemption:

● in whole and not in part;

●at a price of $0.01 per warrant;

● upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrant holder; and

● if, and only if, the last sale price of our ordinary shares equals or exceeds $16.50 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders.

If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

If the Company calls the warrants for redemption as described above, management will have the option to require any holder that wishes to exercise its warrant to do so on a “cashless” basis.

The private warrants (including the ordinary shares issuable upon exercise of the private warrants) will not be transferable, assignable or saleable until 30 days after the completion of an initial business combination, subject to certain limited exceptions. Otherwise, the private warrants have terms and provisions that are identical to those of the public warrants being sold as part of the units in this offering, including as to redemption, exercise price, exercisability and exercise period.

The exercise price and number of ordinary shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation. In addition, if (x) the Company issues additional ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of its initial business combination at an issue price or effective issue price (the “Newly Issued Price”) of less than $9.50 per share (with such issue price or effective issue price to be determined in good faith by our board of directors and, in the case of any such issuance to our initial shareholders or their affiliates, without taking into account any founders’ shares held by our initial shareholders or such affiliates, as applicable, prior to such issuance), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of our initial business combination on the date of the consummation of our initial business combination (net of redemptions), and (z) the market value is below $9.50 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the greater of the market value and the Newly Issued Price, and the $16.50 per share redemption trigger price described below will be adjusted (to the nearest cent) to be equal to 165% of the (i) market value or (ii) the Newly Issued Price.

Additionally, in no event will the Company be required to net cash settle the warrants. If the Company is unable to complete a business combination within the combination period and the Company liquidates the funds held in the trust account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the trust account with the respect to such warrants. Accordingly, the warrants may expire worthless.

Analysis

The Company analyzed the features of the private warrants in order to determine whether such warrants should be accounted for as (1) an equity instrument or (2) a liability (or in some cases an asset).

ASC 480-10-25 requires the following instruments to be classified as a liability:

1.	Mandatorily Redeemable Financial Instruments

2.	Obligations to Repurchase Issuer’s Equity Shares by Transferring Assets

3.	Certain Obligations to Issue a Variable Number of Shares

ASC 480-10-25-8 indicates that an entity shall classify as a liability (or an asset in some circumstances) any financial instrument, other than an outstanding share, that, at inception, has both of the following characteristics:

a.	It embodies an obligation to repurchase the issuer’s equity shares, or is indexed to such an obligation.

b.	It requires or may require the issuer to settle the obligation by transferring assets.

The private warrants do not meet the two criteria above under ASC 480-10-25-8, and thus the second point under ASC 480-10-25 is not met.

ASC 480-10-25-14 requires liability classification if the issuer must or may settle the financial instrument by issuing a variable number of its equity shares if, at inception, the monetary value of the obligation is based solely or predominantly on any one of the following:

a.	A fixed monetary amount.

b.	Variations in something other than the fair value of the issuer’s equity shares.

c.	Variations inversely related to changes in the fair value of the issuer’s equity shares.

The warrants do not meet any of the three criteria above under ASC 480-10-25-14, and thus the third point under ASC 480-10-25 is not met.

Based on the above analysis, the Company concludes that the warrants do not exhibit any of three characteristics of ASC 480-10-25, and, therefore, is outside the scope of ASC 480.

To be classified as an equity instrument under ASC 815-40, the warrants must meet two conditions:

● They are indexed to the SPAC’s stock.

● They meet the criteria for equity classification (i.e., the SPAC controls the ability to settle the warrants in shares; note that these criteria are relevant even if the contract requires settlement in shares).

To check whether warrants are indexed to the SPAC’s stock: ASC 815-40-15 contains a two-step model that an entity must apply to determine whether the warrants are indexed to the SPAC’s stock.

Step 1 — The exercise or settlement of the contract (“contingent exercise provisions”). The following features, which are exercise contingencies that generally exist, would not preclude the warrants from being indexed to the SPAC’s stock under step 1 of ASC 815-40-15:

● The warrants are exercisable only if the SPAC completes a business combination.

● The warrants are no longer exercisable if the SPAC liquidates.

● The SPAC can force early exercise of the warrants through certain redemption features.

● The exercise price of the warrants shall be $11.50 per full share. The Company may call the warrants for a redemption price of $.01 per warrant at any time if notice of not less than 30 days is given and the last sale price of the Common Stock has been at least $16.50 for any 20 trading days within a 30-trading day period ending on the third day prior to the day on which notice is given (the “Force-Call Provision”)

Step 2 — The monetary value of the settlement amount (i.e., factors that affect the settlement amount, or “settlement provisions”). The warrants generally contain multiple provisions that adjust the settlement amount to compensate the holders for lost time value upon an early exercise or settlement. For such provisions to not preclude the warrants from being considered indexed to the SPAC’s stock under step 2 of ASC 815-40-15, the entity must conclude that the adjustment (e.g., the increase in the number of additional Ordinary Shares issuable) represents a reasonable amount of compensation to the holder for lost time value.

The issuer’s redemption option effectively shortens the maturity of the option if (1) stock price is greater than $16.50 and (2) the issuer decides to redeem the warrant. It does not impact the strike price of the warrant or the number of shares issued under the warrant. As a result, this feature would be analyzed under step one of the indexation guidance. Under step one, stock price is a market price, but it is the issuer’s own stock price and the issuer’s decision to redeem the warrant is not an observable market price or index. As a result, this warrant would be considered indexed to a company’s own stock at inception.

ASC 815-40-25-1 and 25-2 provide the general framework for determining whether an instrument that is considered indexed to an issuer’s own stock should be classified as a liability (or in some cases, an asset) or equity.

The initial balance sheet classification of contracts generally is based on the concept that:

a.	Contracts the require net cash settlement are assets or liabilities

b.	Contracts that require settlement in shares are equity instruments

.

Further, an entity shall observe both of the following:

a.	If the contract provides the counterparty with the choice of net cash settlement or settlement in shares, Subtopic ASC 815-40-25 assumes net cash settlement.

b.	If the contract provides the entity with a choice of net cash settlement or settlement in shares, ASC 815-40-25 assumes settlement in shares.

Therefore, contracts that are settled by gross physical delivery of shares or net share settlement may be equity instruments. Contracts that require or permit the investor to require a reporting entity to net cash settle are accounted for as assets or liabilities at fair value with changes in fair value recorded in earnings. Contracts that a reporting entity could be required to settle in cash should be accounted for as an asset or liability at fair value, regardless of whether net cash settlement would only occur under a remote scenario.

For a shares-settled contract to be classified as equity, each of the following additional conditions in ASC 815-40-25 must also be met to ensure that the issuer has the ability to settle the contract in shares (all of the conditions must be met).

a. Settlement permitted in unregistered shares. The contract permits the entity to settle in unregistered shares.

b. Entity has sufficient authorized and unissued shares. The entity has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative instrument could remain outstanding.

c. Contract contains an explicit share limit. The contract contains an explicit limit on the number of shares to be delivered in a share settlement.

d. No required cash payment if entity fails to timely file. There are no required cash payments to the counterparty in the event the entity fails to make timely filings with the SEC.

e. No cash-settled top-off or make-whole provisions. There are no cash settled top-off or make-whole provisions.

f. No counterparty rights rank higher than shareholder rights. There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

g. No collateral required. There is no requirement in the contract to post collateral at any point or for any reason.

The Company notes that the terms of the private placement warrants meet all of the above criteria.

Extracts from the SPAC Warrant Agreement

The Company in its sole discretion may lower the Warrant Price at any time prior to the Expiration Date (as defined below) for a period of not less than twenty (20) Business Days; provided, that the Company shall provide at least twenty (20) days’ prior written notice of such reduction to registered holders of the Warrants and, provided further that any such reduction shall be applied consistently to all of the Warrants. See Section 3.1 of the Warrant Agreement.

Adjustments in exercise price under than those which are to compensate the holders for lost time value upon an early exercise or settlement as discussed above. See Section 4 of the Warrant Agreement.

Not less than all of the outstanding Warrants may be redeemed, at the option of the Company, at any time during the Exercise Period, at the office of the Warrant Agent, upon the notice referred to in Section 6.2, at the price of $0.01 per Warrant (“Redemption Price”), provided that the last sales price of the Ordinary Shares equals or exceeds $16.50 per share (subject to adjustment in accordance with Section 4 hereof) (the “Redemption Trigger Price”), on each of twenty (20) trading days within any thirty (30) trading day period commencing after the Warrants become exercisable and ending on the third trading day prior to the date on which notice of redemption is given and provided that there is an effective registration statement covering the Ordinary Shares issuable upon exercise of the Warrants, and a current prospectus relating thereto, available throughout the 30-day redemption or the Company has elected to require the exercise of the Warrants on a “cashless basis” pursuant to subsection 3.3.1(b); provided, however, that if and when the warrants become redeemable by the Company, the Company may not exercise such redemption right if the issuance of Ordinary Shares upon exercise of the warrants is not exempt from registration or qualification under applicable state blue sky laws or the Company is unable to effect such registration or qualification. See Section 6 of the Warrant Agreement.

Conclusion:

 Based upon the above analysis, the Company concluded that all private warrants satisfy the conditions noted in ASC 815 and 480 as required to be classified as equity.

* * * * * * *

If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael J. Blankenship

Michael J. Blankenship

cc:	Xin Wang, Chief Executive Officer, Bayview Acquisition Corp